[Letterhead of Cabela’s Incorporated]

January 26, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief
Mail Stop 3561

Re:	Cabela's Incorporated
Form 10-K for the Fiscal Year Ended December 28, 2013
Filed February 21, 2014
File No. 1-32227
Dear Ms. Thompson:
On behalf of Cabela's Incorporated (the “Company”), and in connection with the Company's Form 10-K for the fiscal year ended December 28, 2013, filed on February 21, 2014, I am writing in response to the comment set forth in your letter addressed to me dated December 23, 2014 (the “Comment Letter”). The Staff's comment is repeated below in italics for the convenience of the Staff, with the Company's response set forth immediately following the comment.
Form 10-K for the Fiscal Year Ended December 28, 2013
ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, page 28
Merchandise Gross Profit, page 39

1.
We note your response to comment 1 in our letter dated November 12, 2014 including your belief that quantification of the many items listed that contributed to the year-over-year change in your merchandise gross profit as a percentage of merchandise sales “would result in information overload and not provide meaningful information to the investor.” Notwithstanding this belief, please tell us whether one or more of the listed items

Securities and Exchange Commission
January 26, 2015

disproportionately impacted the year-over-year change more than any of the other items. If so, please revise future filings to provide investors with greater transparency into what factors had the greatest impact. If all of the factors were similarly impactful to the overall change, then please disclose this fact to provide meaningful context to the investor.

After review of our analysis of merchandise gross profit as a percentage of merchandise sales, we note that none of the items listed disproportionately impacted the year-over-year change more than any of the others. In future filings, we will describe any items that disproportionately impact our merchandise gross profit as a percentage of merchandise sales or disclose that all items similarly impacted our year-over-year change.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (308) 255-1888 if you have any questions about the Company's response.
Sincerely,
/s/ Ralph W. Castner
Ralph W. Castner
Executive Vice President and Chief Financial Officer